FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C.  20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of:  September 2009

Commission File Number 0-22617

MINCO GOLD CORPORATION

(Formerly “Minco Mining & Metals Corporation”)

(Registrant's name)

1055 West Georgia Street, Suite 2772

Vancouver, British Columbia, Canada V6E 3R5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

☑

Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

All reference to dollar or $ is in Canadian dollars unless otherwise stated.

Minco Gold Corporation (the "Company" or "Minco Gold")  is pleased to announce the appointment of Mr. Paul Zhang as Chief Financial Officer and Vice President Finance of the Company.

Mr. Zhang is a member of the Institute of Chartered Accountants of Ontario, the Institute of Chartered Accountants of British Columbia and is a Certified Public Accountant in the United States.  From May 2006 to March 2008, Mr. Zhang was the Chief Financial Officer of Migao Corporation (TSX:MGO).  From November 2005, Mr. Zhang was the Chief Financial Officer of the operating subsidiary of Migao Corporation. In addition, from March 2003 until November 2005, Mr. Zhang was the Managing Partner of Zhang & Du, LLP Chartered Accountants.  From November 1, 2001 to March 2003, Mr. Zhang was the Controller and Manager of Accounting of Retirement Residences Real Estate Investment Trust, which was a TSX-listed entity.

2.

Exhibits

1.1

News Release dated August 13, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINCO GOLD CORPORATION

(Registrant)

/s/ Ken Cai

Date:  September  21, 2009

Ken Cai

President & Chief Executive Officer

Exhibit 2.1

TSX: MMM NYSE Amex: MGH FSE: MI5
For Immediate Release	September 16, 2009

NEWS RELEASE

MINCO GOLD APPOINTS CHIEF FINANCIAL OFFICER AND VICE PRESIDENT FINANCE

Minco Gold Corporation (the "Company" or "Minco Gold") (TSX:MMM/NYSE Amex:MGH/FSE:MI5)  is pleased to announce the appointment of Mr. Paul Zhang as Chief Financial Officer and Vice President Finance of the Company.

Mr. Zhang is a member of the Institute of Chartered Accountants of Ontario, the Institute of Chartered Accountants of British Columbia and is a Certified Public Accountant in the United States.  From May 2006 to March 2008, Mr. Zhang was the Chief Financial Officer of Migao Corporation (TSX:MGO).  From November 2005, Mr. Zhang was the Chief Financial Officer of the operating subsidiary of Migao Corporation. In addition, from March 2003 until November 2005, Mr. Zhang was the Managing Partner of Zhang & Du, LLP Chartered Accountants.  From November 1, 2001 to March 2003, Mr. Zhang was the Controller and Manager of Accounting of Retirement Residences Real Estate Investment Trust, which was a TSX-listed entity.

Minco Silver’s Chairman and CEO, Dr. Ken Cai, commented “We are delighted that Paul has joined our senior management team.  Paul brings to Minco Gold his years of experience and discipline leading the financial affairs of TSX listed companies combined with his valued operating and business experience in China.”